SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

VALASSIS COMMUNICATIONS, INC.

(Name of Subject Company (Issuer) and Filing Person (Issuer))

Senior Secured Convertible Notes due 2033

(Title of Class of Securities)

918866 AK O

(CUSIP Number of Class of Securities)

918866104

(CUSIP Number of Underlying Common Stock)

Todd L. Wiseley

Secretary

Valassis Communications, Inc.

19975 Victor Parkway

Livonia, Michigan 48152

(734) 591-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a Copy to:

Amy S. Leder, Esq.

McDermott Will & Emery LLP

340 Madison Avenue

New York, New York 10173

(212) 547-5400

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$160,000,000	$6,288

*	Calculated solely for purposes of determining the filing fee. The purchase price for the Senior Secured Convertible Notes due 2033, as described herein, is $667.24 per $1,000 principal amount. As of April 23, 2008, there was $239,794,000 in aggregate principal amount outstanding, resulting in an aggregate maximum purchase price of $160,000,000. The amount of the filing fee, calculated in accordance with Section 13(e) of the Securities Exchange Act of 1934, as amended, equals $39.30 per million of the transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing party:	Not applicable.
Form or Registration No.:	Not applicable.	Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by Valassis Communications, Inc., a Delaware corporation (the “Company”), and relates to the right of each holder (each, a “Holder”) of the Company’s Senior Secured Convertible Notes due 2033 (the “Notes”) to sell, and the obligation of the Company to purchase, the Notes upon the terms and subject to the conditions set forth in the Indenture, dated as of May 22, 2003, between the Company and The Bank of New York Trust Company, N.A., formerly known as BNY Midwest Trust Company, as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture, dated as of March 2, 2007 (as supplemented, the “Indenture” ), between the Company and the Trustee, and the Notes. The right of a Holder to require the Company to purchase the Notes, as described in the Company Notice to Holders of the Senior Secured Convertible Notes Due 2033 issued by Valassis Communications, Inc., dated April 23, 2008 (as amended from time to time, the “Company Notice”), and the related notice materials filed as exhibits to this Schedule TO, is referred to herein as the “Put Option.”

This Schedule TO is intended to satisfy the filing and disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

ITEMS 1 THROUGH 9.

The Company is the issuer of the Notes and is obligated to purchase all of the Notes for which Holders validly exercise the Put Option in cash pursuant to the terms and subject to the conditions set forth in the Indenture and the Notes. The Notes are convertible into shares of common stock, par value $0.01 per share, of the Company, subject to the terms, conditions and adjustments specified in the Indenture and the Notes. The address and telephone number of the Company’s principal executive offices are 19975 Victor Parkway, Livonia, Michigan, 48152, (734) 591-3000. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Company Notice is incorporated by reference into this Schedule TO.

ITEM 10.	FINANCIAL STATEMENTS.

(a) Financial Information. Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a Holder’s decision whether to put the Notes to the Company because (i) the consideration being paid to Holders exercising the Put Option consists solely of cash, (ii) the Put Option is not subject to any financing conditions, (iii) the Put Option applies to all outstanding Notes and (iv) the Company is a public reporting company that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

(b) Pro Forma Information. Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings. Not applicable.

(b) Other Material Information. Not applicable.

ITEM 12.	EXHIBITS.

Exhibit Number	Description
(a)(1)(A)	Company Notice to Holders of the Senior Secured Convertible Notes due 2033 issued by Valassis Communications, Inc., dated April 23, 2008.

(a)(5)(A)	Press Release issued by Valassis Communications, Inc. on April 23, 2008 (incorporated by reference to Exhibit 99.1 to Valassis’ Form 8-K (SEC File No. 001-10991) filed on April 23, 2008).

(b)(1)	Credit Agreement, dated as of March 2, 2007, by and among Valassis, Bear, Stearns & Co. Inc. and Banc of America Securities LLC, as joint bookrunner and joint lead arranger, Bank of America, N.A., as syndication agent, The Royal Bank of Scotland PLC, as co-documentation agent, JPMorgan Chase Bank, N.A., as co-documentation agent, General Electric Capital Corporation, as co-documentation agent, Bear Stearns Corporate Lending Inc., as administrative agent and collateral agent, and a syndicate of lenders (incorporated by reference to Exhibit 10.1 to Valassis’ Form 8-K (SEC File No. 001-10991) filed on March 8, 2007).

(b)(2)	Guarantee, Security and Collateral Agency Agreement, dated as of March 2, 2007, by and among Valassis and certain of its restricted domestic subsidiaries signatory thereto, as grantors, in favor of Bear Stearns Corporate Lending Inc., in its capacity as collateral agent for the benefit of the secured parties thereunder (incorporated by reference to Exhibit 10.1 to Valassis’ Form 8-K (SEC File No. 001-10991) filed on March 8, 2007).

(d)(1)	Indenture dated as of May 22, 2003, between Valassis and BNY Midwest Trust Company, as trustee, relating to the Senior Convertible Notes due 2033 (incorporated by reference to Exhibit 4.1 to Valassis’ Registration Statement on Form S-3 (SEC File No. 333-107787) filed on August 8, 2003).

(d)(2)	First Supplemental Indenture, dated as of March 2, 2007, between Valassis and BNY Midwest Trust Company, as trustee, to the Indenture, dated as of May 22, 2003 (incorporated by reference to Exhibit 4.4 to Valassis’ Form 8-K (SEC File No. 001-10991) filed on March 8, 2007).

(g)	None.

(h)	None.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

VALASSIS COMMUNICATIONS, INC.

By:	/s/ Robert L. Recchia
Name:	Robert L. Recchia
Title:	Executive Vice President and Chief Financial Officer

Date: April 23, 2008

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Company Notice to Holders of the Senior Secured Convertible Notes due 2033 issued by Valassis Communications, Inc., dated April 23, 2008.

(a)(5)(A)	Press Release issued by Valassis Communications, Inc. on April 23, 2008 (incorporated by reference to Exhibit 99.1 to Valassis’ Form 8-K (SEC File No. 001-10991) filed on April 23, 2008).

(b)(1)	Credit Agreement, dated as of March 2, 2007, by and among Valassis, Bear, Stearns & Co. Inc. and Banc of America Securities LLC, as joint bookrunner and joint lead arranger, Bank of America, N.A., as syndication agent, The Royal Bank of Scotland PLC, as co-documentation agent, JPMorgan Chase Bank, N.A., as co-documentation agent, General Electric Capital Corporation, as co-documentation agent, Bear Stearns Corporate Lending Inc., as administrative agent and collateral agent, and a syndicate of lenders (incorporated by reference to Exhibit 10.1 to Valassis’ Form 8-K (SEC File No. 001-10991) filed on March 8, 2007).

(b)(2)	Guarantee, Security and Collateral Agency Agreement, dated as of March 2, 2007, by and among Valassis and certain of its restricted domestic subsidiaries signatory thereto, as grantors, in favor of Bear Stearns Corporate Lending Inc., in its capacity as collateral agent for the benefit of the secured parties thereunder (incorporated by reference to Exhibit 10.1 to Valassis’ Form 8-K (SEC File No. 001-10991) filed on March 8, 2007).

(d)(1)	Indenture dated as of May 22, 2003, between Valassis and BNY Midwest Trust Company, as trustee, relating to the Senior Convertible Notes due 2033 (incorporated by reference to Exhibit 4.1 to Valassis’ Registration Statement on Form S-3 (SEC File No. 333-107787) filed on August 8, 2003).

(d)(2)	First Supplemental Indenture, dated as of March 2, 2007, between Valassis and BNY Midwest Trust Company, as trustee, to the Indenture, dated as of May 22, 2003 (incorporated by reference to Exhibit 4.4 to Valassis’ Form 8-K (SEC File No. 001-10991) filed on March 8, 2007).

(g)	None.

(h)	None.